VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0305
Attention: Anthony Watson, Staff Accountant

Re:	MarineMax, Inc. (the “Company”)
Form 10-K for the fiscal year ended September 30, 2007
Filed: December 11, 2007
DEF 14A filed January 16, 2008
File No. 1-14173
Ladies and Gentlemen:
     We are responding to comments on the Company’s above-referenced filings under the Securities Act of 1934, as amended, provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 4, 2008. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.
SEC Comment
Overview, page 41
1.	We reviewed your response to comment two in our letter dated April 4, 2008 and the proposed revisions to your disclosure. Please consider providing forward-looking information and quantifying the potential material effects of current economic conditions on revenues, operating results and cash flows.
Company response:
In future filings, we will consider expanding forward-looking information about the impact of the current economic conditions on revenue, operating results and cash flows to the extent that we are able to reasonably quantify and project the impact of current trends on future operations. At the time of the filing of the Form 10-K, we were not in a position to increase our forward-looking disclosures due to the significance of the uncertainty in the marketplace at that time.

SEC Comment
Contractual Commitments and Commercial Commitments, page 48
2.	We reviewed your response to comment four in our letter dated April 4, 2008 and the proposed revisions to your disclosure. Please quantify scheduled interest payments under your long-term debt agreements in footnote (1) to the table and disclose the basis for your computation of estimated interest payments. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Company response:
We propose modifying the Contractual Commitments and Commercial Commitments table as follows:
Contractual Commitments and Commercial Commitments
     The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2007:

	Short-Term	Other Long-
Year Ending	Borrowings	Term	Long-Term	Operating
September 30,	(1)	Liabilities (2)	Debt (3)	Leases (4)	Total
	(Amounts in thousands)
2008	$326,000	$—	$6,366	$9,425	$341,791
2009	—	2,368	6,139	7,703	16,210
2010	—	—	5,912	7,071	12,983
2011	—	—	4,951	6,577	11,528
2012	—	—	4,498	5,375	9,873
Thereafter	—	—	10,844	16,615	27,459

Total	$326,000	$2,368	$38,710	$52,766	$419,844

(1)	Estimates of future interest payments for Short-Term Borrowings have been excluded in the tabular presentation. See Notes to Consolidated Financial Statements for the variable interest rates related to Short-Term Borrowings.

(2)	The amounts included in other long-term liabilities primarily consist of our estimated liability for claims on certain workers’ compensation insurance policies. While we estimate the amount to be paid in excess of 12 months, the ultimate timing of the payments is subject to certain variability. Accordingly, we have classified all amounts as due in the following year for the purposes of this table.

(3)	Estimates of future interest payments for Long-Term Debt have been included in the tabular presentation based on the effective fixed and variable interest rates as of September 30, 2007. The total estimated interest expense included is approximately $7.8 million. See Notes to Consolidated Financial Statements for the borrowings terms and fixed or variable interest rates.

(4)	Amounts for operating lease commitments do not include certain operating expenses such as maintenance, insurance, and real estate taxes. These amounts are not a material component of operating expenses.

SEC Comment
Item 9A. Controls and Procedures, page 49
3.	We reviewed your response to comment five in our letter dated April 4, 2008 and the proposed revisions to your disclosure. We re-issue our previous comment in part. You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that you record, process, summarize and report information required to be disclosed in quarterly reports filed under the Securities Exchange Act within the time periods specified in the Commission’s rules and forms. Please revise to state, if true, that your chief executive officer and chief financial officer also concluded that your disclosure controls and procedures were effective to ensure information required to be disclosed by you in the reports you file or submit under the Securities Exchange Act is accumulated and communicated to management, including your chief executive and financial officers, to allow timely decisions regarding required disclosures. Alternatively, you could revise to simply state that your chief executive officer and chief financial officer concluded disclosure controls and procedures are effective.
Company response:
We will modify the disclosure to read as follows:
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that material information required to be disclosed by us in Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.
Changes in Internal Controls
During our fourth quarter ended September 30, 2007, there were no changes in our internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

SEC Comment
Compensation Discussion and Analysis, page 6
4.	We note your response to prior comments eight in our letter dated April 4, 2008. Please provide us with the disclosure that you would expect to provide in future filings regarding the quantitative criteria.
Company Response
          You have requested that we provide you with disclosure that we would expect to provide in the future filings regarding quantitative disclosure of pre-determined goals that our compensation committee established for the executive incentive compensation plan. There are several problems with this request.
          First, we point out that the compensation committee each year establishes individual compensation plans for each of our executive officers. As a result, it is not possible to describe expected disclosure for any future year.
          Second, we point out that quantitative disclosure of goals would cause us serious competitive harm. The committee establishes performance goals to drive overall company performance. Each officer has specific goals tied to that officer’s area of responsibility in alignment with overall company objectives. The goals are aspirational in nature rather than anticipatory in nature. That is, it would be misleading in various instances to quantify a goal because our company does not necessarily set goals within guidance levels or anticipated company performance. For example, we may have no idea whether we will open a new retail location during a year and be unwilling from a liability standpoint to indicate a targeted location opening level. Nevertheless, we may provide incentive compensation to one of our officers for successfully opening one or more retail locations. Moreover, individual goals often go to the core of corporate strategies, such as a reduction of inventory, an increase in gross margin, raising additional capital, and securing the services of executive personnel with specific expertise. Quantitative disclosure in these areas would involve competitive harm with competitors, suppliers, and employees. For example, it would be harmful for a competitor to know that we wanted to encourage reducing inventory by a specific amount or increase margin by a specific percentage.
          We would expect discussions in future filings to be similar to the discussions contained in our most recent proxy statement. However, the specific goals are likely to change over time. We believe that we have disclosed a significant amount of information about the targets and the computations to achieving the targets. Many of these objectives are clear to a reader and easy to calculate.

SEC Comment
Employment Agreements, page 19
5.	We note your response to prior comment 10 in our letter dated April 4, 2008. Please confirm that you will provide your response to this comment in future filings.
Company Response
     In future filings, we will disclose why we have chosen to make certain payment arrangements.
SEC Comment
Certain Transactions, page 19
6.	We note your response to prior comment 12 in our letter dated April 4, 2008. Please provide us with the disclosure that you would expect to provide in future filings regarding the policies and procedures for the review, approval or ratification of the transactions described in this section.
Company Response
     In future filings, we expect our disclosures to be similar to the following:
CERTAIN TRANSACTIONS AND RELATIONSHIPS
     Policy Relating to Certain Transactions

          We have a policy that we will not enter into any material transaction in which a director or officer has a direct or indirect financial interest unless the transaction is determined by our board of directors to be fair to us or is approved by a majority of our disinterested directors or by our stockholders, as provided for under Delaware law. The following transactions have been reviewed and approved by our disinterested members of our board of directors.

SEC Comment
Notes to Consolidated Financial Statements, page F-8
7.	We reviewed your response to comment 16 in our letter dated April 4, 2008. We believe you should disclose revenues from external customers for each group of similar products and services for each year presented pursuant to paragraph 37 of SFAS 131. Please revise or advise.
Company Response
     The company will add the following disclosure to page F-13 under the subsection “Revenue Recognition”.
     The following table sets forth percentages of our revenue generated by certain products and services, for each of last three years.

	2005	2006	2007
New boat sales	70.5%	70.9%	68.2%
Used boat sales	17.6%	17.0%	18.8%
Maintenance and repair services	4.6%	4.9%	5.0%
Finance and insurance products	3.1%	3.2%	3.6%
Parts and accessories	3.0%	2.9%	3.2%
Brokerage services	1.2%	1.1%	1.2%

Revenue	100.0%	100.0%	100.0%

     Thank you for the comments associated with review of our filings. We have attempted to respond fully with the comments provided to ensure the adequacy and accuracy of our filings. It is our intention to file amendments to the documents, as soon as administratively practical, once we have concluded on the proper resolution of the staff’s comments. If you have any questions please contact myself, Mike McLamb our CFO at 727-531-1700x10131 or Jack Ezzell our Chief Accounting Officer and Controller at 727-531-1700x10107.
Sincerely,
Mike McLamb, CFO
MarineMax, Inc.
727-531-1700x10102

Cc:	Bill McGill — MarineMax, Inc.
Bob Kant — Greenberg Traurig
Mike Poland — E&Y